Exhibit 99.4 INTERIORS Sean Gadd, Chief Commercial Officer1

Agenda • Underlayment Overview • A Change in Approach • Execution Fundamentals • Interiors Trajectory 2

Tile Underlayment Overview U.S. Underlayment Products Foam Boards Fiber Gypsum Glass Mat Gypsum Fiber Cement Mats & Membranes Glass Mesh Source: Ciprus 3

A Change in Approach Retail Hardie Reps calling Strategic Key on retail stores account management Contractor Small Box Focused on larger store contractors contractors Products Product portfolio 2 Products based on insights 4

Retail Approach: Home Depot and Lowe’s • Customer centric approach • Account Management approach • Retail fundamentals − Product • HardieBacker 500, HardieBacker ¼” − Promotion − Positioning • New Leadership 5

Execution Fundamentals Building Materials Flooring • Customer insights • Better positioning • Improved packaging • Better placement in the stores 6

Global Mindset, Best Practice Sharing, Replication Interior Solutions based on Fermacell Fiber Gypsum at a leading DIY retailer in Germany 7

Pro Channel Approach • Partner for performance with Key Pro Channel Partners key accounts • Strong customer acquisition team driving large conversions • Support through inside sales • Right Product − 4x8 HardieBacker® 500 8

Interiors Trajectory • Short-term: execute fundamentals to take share and grow • Long-term: commercialize customer driven innovations to accelerate growth Product Portfolio Expansion Gain share in Retail and Pro with HardieBacker FY20 FY21 FY22+ 9

HydroDefense™ Launch

- Product Description
  - The first waterproof[1] cement backer board
  - Installed cost advantage vs. current waterproofing practices
  - Maintains market leading performance of existing HardieBacker


HardieBacker®
Cement Board with
HydroDefense™
Technology
Cut time. Not Quality.


.42in x 3ft x 5ft
FOR WALLS, FLOORS AND COUNTERTOPS



- Why Waterproof Backer Board?
  - Waterproofing is #1 trend in shower install[2]
  - Significant addressable market opportunity
  - Reduces on the wall cost of existing installs
  - Margin accretive to existing JH portfolio
  - Potential technology platform for other JH products

Tile Installer Test Results

Individual tile installer in Atlanta saw **~67% cost savings** using HydroDefense™ vs their existing waterproofing process

Large Texas based tile solution company saw **~45% cost savings** using HydroDefense™ vs their existing waterproofing process

1. Passes ANSI 118.10 test for waterproofness
2. Based on FMI research 2018

10

JamesHardie™

Summary: Resetting For Growth Retail • Sales org restructure to match strategy Hardie Reps calling Strategic Key • Built up retail bench strength on retail stores account management • Enhancing customer partnerships Contractor Small Box Focused on • Focusing on larger contractors at both store contractors larger contractors retail and pro Products • Made first portfolio expansion in over a Product portfolio 2 Products decade based on insights • Customer driven innovations 11